Trading Symbol (TSX-V: ANZ, OTCQB: TARSF) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 23-08

Alianza Minerals moves ahead with new focus on high grade silver projects.

•Rebranding to Silver North Resources Ltd.

•Haldane and Tim Silver Properties are lead projects

•1 for 5 share consolidation to tighten share structure

Vancouver, BC, August 10, 2023 - Alianza Minerals Ltd. (“Alianza”) (TSX-V: ANZ, OTCQB: TARSF) announces that effective August 14, 2023, the Company is changing its corporate identity and rebranding as “Silver North Resources Ltd.” and will start trading on the TSX Venture Exchange under the symbol “SNAG”.

“Rebranding as Silver North Resources Ltd. is a strategic move to focus on silver and align with evolving needs of the global economy, particularly the accelerating demand for silver and its pivotal role in sustainable technologies,” explained Jason Weber, President and CEO. “The name Silver North Resources encapsulates our focus on two high grade silver projects in Haldane and Tim, both located in known silver-producing camps, helping Silver North be better recognized and valued as a leading junior silver explorer.”

The road-accessible Haldane is a high grade silver project in the Keno Hill Silver District, approximately 22 km from Hecla Mining’s Keno Hill silver mine. Recent exploration at Haldane led to the discovery of a new high grade silver target at the West Fault, where intersections including 8.72m averaging 311 g/t Ag, 0.89% Pb and 1.13% Zn; 3.14m averaging 1351 g/t Ag, 2.43% Pb and 2.91% Zn, and 4.27m averaging 363 g/t Ag, 1.73% Pb and 2.80% Zn have defined a silver-bearing vein system 3-8 metres wide over a 100 by 90 metre area with eight holes to date. In all, over 12 km of cumulative vein strike potential exists, with only 28 surface drillholes to date testing portions of this potential. This includes one hole at the Bighorn target which has identified a new target area 3 km from previously known mineralization.

The Tim silver project lies 19 km north of Coeur Mining’s Silvertip silver-lead-zinc mine, in the same rocks that host mineralization at the Silvertip Mine. Prior exploration at Tim has identified silver-bearing oxide mineralization 4 to 30 metres wide in trenches on surface over 1,700 metres of strike length. Trench sampling results include 365 g/t silver and 7.5% lead over a 3.7 metre chip sample of oxidized material. Tim is road accessible, located off the access road to the Silvertip Mine. The Tim property is optioned to Coeur Mining, who can earn an 80% interest by funding $3.55 million in exploration expenditures, by making cumulative cash payments of $575,000 and completing a feasibility study by the 8th anniversary. A five year mining land use permit to conduct trenching and drilling is in place for the Tim project.

The Company also holds copper and gold projects in Nevada and Colorado that will be divested or optioned out, allowing management to focus its efforts on its silver portfolio.

The Company also announces that pursuant to directors' resolutions dated July 25, 2023, and following the receipt of all necessary approvals, effective August 14, 2023, the Company will be consolidating its common shares on the basis of one (1) new post-consolidation common share for every five (5) pre-consolidation common shares (the "Consolidation").

Effective at the opening of the market on August 14, 2023, the common shares of the Company will commence trading on a post-Consolidation basis under the new ticker symbol "SNAG" (CUSIP: 828061101; ISIN: CA8280611010).  There are currently 158,950,655 common shares outstanding, and following the completion of the Consolidation, the Company will have approximately 31,877,994 shares outstanding.

No fractional shares will be issued in connection with the Consolidation.  Each fractional share following the Consolidation that is less than one-half of a share will be cancelled and each fractional share that is at least one-half of a share will be rounded up to the nearest whole share. No cash consideration will be paid in respect of fractional shares.

All options and warrants outstanding will reflect the change in accordance with the Consolidation.  Registered holders of common shares will receive a letter of transmittal from Computershare Trust Company of Canada with instructions on how to exchange existing share certificates for new post-Consolidation share certificates.

About Alianza Minerals Ltd.

Alianza is rebranding to focus on its silver portfolio of projects. Previously, the Company employed a discovery-focused business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company’s primary assets going forward will remain its 100% owned Haldane silver project and the Tim silver project (under option to Coeur Mining, Inc.), Alianza also holds gold and base metal projects in Yukon Territory, Colorado and Nevada, including one optioned to Volt Lithium (formerly Allied Copper) within an alliance with Cloudbreak Discovery PLC. The Company is actively seeking partners on its other projects. Alianza also holds certain royalties on projects in North and South America.

Alianza is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

Twitter: https://twitter.com/AlianzaMinerals

LinkedIn: https://www.linkedin.com/company/alianza-minerals-ltd

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.